SEC MMISSION

10029017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SFL Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond E. Dunn 212-750-0890
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baharestani Ziegler & Ritt LLP
(Name - *if individual, state last, first, middle name*)

30 East 33rd Street, 4th floor (Address) New York (city) NY (State) 10016 (Zip Code)

SEC Mail Mail Processing Section

MAR 02 2010

Washington, DC 106

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond E. Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFL Securities, LLC, as of December 31 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Raymond E Dunn
Signature

General Securities Principal
Title

Notary Public
2/26/10

INGA NOGUEIRA
Notary Public - State of New York
NO. 01NO6213684
Qualified in Kings County
My Commission Expires 11/16/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SFL SECURITIES, LLC

FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2009

SFL SECURITIES, LLC
FINANCIAL REPORT
DECEMBER 31, 2009

TABLE OF CONTENTS

FINANCIAL STATEMENTS

BAHARESTANI ZIEGLER & RITT LLP
Certified Public Accountants • Business Advisors

To the Member of
SFL Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of SFL Securities, LLC as of December 31, 2009 and the related statements of income (loss), changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFL Securities, LLC as of December 31, 2009, and the results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Baharestani Ziegler & Ritt LLP

New York, NY
February 22, 2010

SFL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2009

Assets	
Cash Equivalents	$ 6,389
Marketable Security	14,171
Accrued Interest Receivable	220
Total Assets	**$ 20,780**
Liabilities and Member's Equity	
Liabilities	
Accounts Payable	$ 2,616
Total Liabilities	**2,616**
Member's Equity	
Member's Equity	18,164
Total Liabilities and Member's Equity	**$ 20,780**

The accompanying notes to financial statements are an integral part of this statement

SFL SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

Income	
Fees	$ 72,098
Interest and Dividends	695
Gain on Marketable Security	733
Total Income	**73,526**
Expenses	
Professional Fees	23,682
Regulatory Fees and Expenses	3,845
Insurance	31,245
Other Expenses	20,118
Total Expenses	**78,890**
Net Loss	**$ (5,364)**

The accompanying notes to financial statements are an integral part of this statement

SFL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity - Beginning of Year	**$ 16,328**
Capital Contributions	7,200
Net Loss	(5,364)
Member's Equity – End of Year	**$ 18,164**

The accompanying notes to financial statements are an integral part of this statement

SFL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ (5,364)
Changes in Operating Assets and Liabilities:	
Increase in Marketable Security	(732)
Decrease in Accounts Payable	(5,188)
Net Cash Used by Operating Activities	(11,284)
Cash Flows from Financing Activities:	
Capital Contributions	7,200
Net Decrease in Cash	(4,084)
Cash Equivalents - Beginning of Year	10,473
Cash Equivalents- End of Year	$ 6,389

The accompanying notes to financial statements are an integral part of this statement

1. Organization and Nature of Business

SFL Securities, LLC (the "Company") is a New York Single Member Limited Liability Company owned by SFL Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in working with clients to arrange debt and equity private placements.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of SFL Securities, LLC is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Income Taxes

The Company, as a single member limited liability company, does not record a provision for income taxes. The results of the Company's operations are reported on the tax return of its member.

The Company believes that there are no material uncertain tax positions applicable for the year ended December 31, 2009 and, accordingly, no adjustments have been recorded in the financial statements. The Company is no longer subject to income tax audits for periods prior to 2006.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies (continued)

Cash Equivalents

The Company considers money market mutual funds as cash equivalents. Included in cash equivalents are 6,389 shares in a money market fund with a value of $6,389.

Valuation of Investments in Securities and Securities at Fair Value

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The Company's Marketable Security is a "Level 2" asset. Level 2 assets are valued based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

3. Related Party Transactions

Substantially all of the Company's operating expenses such as overhead costs have been provided by its member and accordingly are not reflected in these financial statements.

4. Exemption from Rule 15c3-3

The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under subparagraph (k)(2)(i) and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $18,000, which was approximately $13,000 in excess of its minimum requirement.

Summary of Significant Accounting Policies (continued)

6. **Subsequent Events**

For recognition or disclosure purposes, the Company has evaluated events that have occurred subsequent to December 31, 2009 and has taken them into account through February 22, 2010, the date that the financial statements were ready.

SFL SECURITIES, LLC
FINANCIAL STATEMENT
SUPPLEMENTAL REPORTS
DECEMBER 31, 2009

TABLE OF CONTENTS

SFL SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15c3-1)
DECEMBER 31, 2009

Member's Equity	$ 18,164
Haircuts	(415)
Net Capital	17,749
Aggregate Indebtedness	2,616
6 2/3% of Aggregate Indebtedness	174
Minimum Requirement Greater of 6 2/3% of Aggregate Indebtedness or $5,000	5,000
Excess Net Capital	$ 12,749
Ratio of Aggregate Indebtedness to Net Capital	0.15 to 1

There are no material differences between the net capital reflected above and the net capital reported in the Company's FOCUS Report Part IIA filed as of December 31, 2009.

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member
SFL Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of SFL Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combinations of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

To the Member
SFL Securities, LLC

This report recognizes that it is not practicable in an organization the size of SFL Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baharestani Lazzaro & Leto LLP

New York, NY
February 22, 2010